[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 8, 2015

Via EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Seritage Growth Properties

Amendment No. 3 to Registration Statement on Form S-11

Filed May 26, 2015

File No. 333-203163

Dear Ms. Barros:

On behalf of our client, Seritage Growth Properties (“Seritage” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 1, 2015, regarding Amendment No. 3 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) filed on May 26, 2015. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For the Staff’s convenience, five copies of Amendment No. 4 marked by the financial printers to show the revisions have been delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 4.

Prospectus Summary

The Transaction, page 2

1.	We note your table on page 4 and your line item for Financing underneath Sources of Funds and your line item for Assumption of Financing Indebtedness underneath Uses of Funds. It appears that there will only be one financing funded (i.e., $1,161,196) as part of this transaction. Please clarify why you have presented two Financing line items within this table.

Response: In response to the Staff’s comment, the Company has revised the sources and uses table on page 5 of Amendment No. 4 to reflect the financing as a source of funds for the transaction.

U.S. Securities and Exchange Commission

June 8, 2015

Unaudited Pro Forma Consolidated Financial Data, page 66

2.	We note that the other shareholders are not obligated to purchase Class A shares, though it appears there is a minimum threshold to complete the transaction. Please revise your filing to separately present the effect of the exercise of the minimum and the maximum subscription rights. In this regard, please revise your disclosure elsewhere in the filing, including, but not limited to, your Use of Proceeds disclosure on page 62 and the capitalization table on page 64.

Response: In response to the Staff’s comment and in light of the high minimum subscription condition the Company contemplated for the offering, the Company has revised pages 16, 28, 29, 64, 66 and 164 and elsewhere throughout Amendment No. 4 to require as a condition to the offer that it be fully subscribed. The Company supplementally advises the Staff that Sears Holdings has completed three previous rights offering, and in each case, the offering was fully and/or over-subscribed. In addition, as discussed throughout the document, based on preliminary discussions with Sears Holdings’ two largest shareholders, the Company believes that such shareholders will participate for their proportionate share of the offering. As such, the Company believes that this offering will also be fully subscribed.

3.	We note your response to comment 10. Please tell us if the Seritage Private Placements will be less than $66.6 million if only the minimum number of subscription rights are exercised. If there is a material difference, please reflect that lower amount within your pro forma information provided throughout the registration statement, as the effect of the exercise of the minimum subscription rights.

Response: In response to the Staff’s comment and because the Company is now requiring the rights offering to be fully subscribed, the Company does not believe that revisions are necessary to this disclosure.

Unaudited Pro Forma Consolidated Statement of Operations, page 68-69

4.	We note your response to comment 9 and we will continue to monitor your filing for disclosure indicating that both Class A and Class C shares are included in your earnings per share calculation. Additionally, please confirm that you will present basic and diluted EPS for Class A and Class C separately. Please refer to ASC 260-10-45-60B.

Response: In response to the Staff’s comment, the Company confirms that it will present basic and diluted EPS for Class A and Class C separately. The Company has revised the disclosures on pages 70-71 of Amendment No. 4.

U.S. Securities and Exchange Commission

June 8, 2015

Notes to Unaudited Pro Forma Consolidated Financial Information, page 70

5.	We note your adjustments (h) and (i) and that they reflect the anticipated debt issuance costs and anticipated restricted cash requirements. Please tell us how you determined these amounts are factually supportable.

Response: The Company respectfully submits that it has an executed commitment from the lenders for the financing included in the pro forma financial information. The executed commitment has been filed as exhibit 10.12 to Amendment No. 4. Additionally, the Company has revised the disclosures on pages 73 and 74 of Amendment No. 4.

6.	We note your adjustments (k) and (bb) for other lease related intangible liabilities and the increase to revenue for the related accretion. Please tell us and revise your filing to disclose the nature of other lease related intangible liabilities and how you determined it should be accreted to revenue. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Consolidated Balance Sheet to reduce the amount of the purchase price allocated to the land component and removed the other lease related intangible liabilities on pages 74 and 75 of Amendment No. 4.

7.	We note your adjustment (ee). Please tell us how you calculated that a 1/8% variance results in a $73,000 impact to interest expense.

Response: The Company respectfully submits that it has updated the 1/8% variance to $1.5 million, computed as the principle amount of debt multiplied by 1/8%, on page 75 of Amendment No. 4.

8.	We note your adjustment (ee). Please tell us how you determined the assumed 5% interest rate is factually supportable.

Response: The Company respectfully submits that it has an executed commitment from the lenders for the financing included in the pro forma financial information. The executed commitment has been filed as exhibit 10.12 to Amendment No. 4. Additionally, the Company has revised the disclosures on page 75 of Amendment No. 4.

9.

We note your adjustment (ee) and that the $58 million interest expense is not consistent with the $64.5M adjustment on the Unaudited Pro Forma Consolidated Statement of Operations. Please revise your filing to disclose the nature of this difference. To the extent this difference is not due to the amortization of the debt

U.S. Securities and Exchange Commission

June 8, 2015

issuance costs in adjustment (h), please tell us how you have determined it was not necessary to amortize the debt issuance costs within your Pro Forma financial information.

Response: The Company respectfully submits that the difference between the $64.5 million adjustment on the Unaudited Pro Forma Consolidated Statement of Operations and $58 million interest expense described in adjustment (ee) is due to the amortization of debt issuance costs. The Company has revised the disclosures on page 75 of Amendment No. 4.

10.	We note your adjustment (ff) and that certain property operating expenses are based on historical expenses incurred by Sears Holdings. We note your disclosure on page 77 that the fees charged to Seritage Growth will generally be determined on cost plus basis. Please tell us and revise your filing to clarify if the adjustment (bb) reflects the impact of the mark up. To the extent that it does not reflect the mark up, please tell us how you determined it was not necessary to reflect the mark up.

Response: The Company respectfully submits that the property operating expense included in the Unaudited Pro Forma Consolidated Statement of Operations and described in adjustment (ff) represent maintenance, real estate taxes and insurance which will be reimbursed by the tenants to the extent that the lease agreement is a triple net arrangement; and that the fees charged to Seritage Growth on a cost plus basis described on page 77 of Amendment No. 3 relate to the transition services agreement which are not reflected in the Unaudited Pro Forma Consolidated Statement of Operations as such costs are not factually supportable.

Selected Financial Data, page 74

11.	In the Selected Financial Data, you disclose that your Pro forma investment in real estate of Acquired Properties is $2,220,891. However, in your Unaudited Pro Forma Consolidated Balance Sheet, the related amount is $2,323,629. Please advise or revise.

Response: The Company has revised the disclosures on page 74 of Amendment No. 4 to clarify that the $2,248,274 disclosed represents the purchase price of the Acquired Properties and summarize the preliminary purchase price allocation included in the Unaudited Pro Forma Consolidated Balance Sheet based on the sum of Land, buildings and improvements, net; Deferred expenses, net; Prepaid expenses and other assets (excluding Debt issuance costs); and Other liabilities.

Exhibits

12.	Please file an updated legality opinion that addresses the issuance of the Class C non-voting common shares or advise.

Response: In response to the Staff’s comment, counsel has provided a revised legal opinion as Exhibit 5.1 to Amendment No. 4.

U.S. Securities and Exchange Commission

June 8, 2015

13.	We note that you have identified certain individuals that will serve as trustees following the transaction. Please file the written consent of these individuals in your next amendment. Refer to Rule 438 for guidance.

Response: In response to the Staff’s comment, the Company has filed with Amendment No. 4 the required consent of each individual that has been named as a trustee of the Company following the transaction.

*    *    *    *    *    *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1352 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Robin Panovka
Robin Panovka

Enclosures

cc: Robert A. Riecker, Seritage Growth Properties